UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Lester R. Brafman

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19249M 102		SCHEDULE 13D

1	Name of Reporting Person Lester R. Brafman

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 349,156(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 349,156(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 349,156(1)

12	Check box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.19%

14	Type of Reporting Person (See Instructions) IN

(1)                   Includes 49,156 shares of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc. (formerly Institutional Financial Markets, Inc.), a Maryland corporation (the “Issuer”), held directly by Lester R. Brafman (the “Reporting Person”).  Also includes 300,000 shares of Common Stock, which are currently exercisable or exercisable within 60 days from February 23, 2018 under the Brafman Awards (as defined below), of which the Reporting Person may be deemed to be the beneficial owner.

CUSIP No. 19249M 102	SCHEDULE 13D

This Amendment No. 2 to Schedule 13D is filed to amend Items 3 and 5 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 3, 2016 (as so amended, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented as follows:

On February 21, 2018, Lester R. Brafman (the “Reporting Person”) was awarded, at no cost to the Reporting Person, 19,139 restricted shares (the “Restricted Shares”) of common stock of Cohen & Company Inc., a Maryland corporation (the “Issuer”), par value $0.01 per share (“Common Stock”), under the Issuer’s Second Amended and Restated 2010 Long-Term Incentive Plan, as amended (the “2010 Plan”).  The grant date fair value per share for the Restricted Shares was $10.45.  The restrictions on the Restricted Shares expire with respect to half of the Restricted Shares on January 31, 2019 and with respect to the remaining half of the Restricted Shares on January 31, 2020 subject to the terms and conditions of the 2010 Plan and the award agreement relating to the Restricted Shares.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on the following: (a) 1,273,457 shares of Common Stock outstanding as of February 22, 2018 (as provided by the Issuer), plus (b) 50,000 shares of Common Stock, which are currently exercisable or exercisable within 60 days from February 23, 2018 under the Non-Qualified Stock Option Award granted to the Reporting Person by the Issuer on November 30, 2013 (the “Initial Award”), of which the Reporting Person may be deemed to be the beneficial owner, plus (c) 250,000 shares of Common Stock, which are currently exercisable or exercisable within 60 days from February 23, 2018 under the Non-Qualified Stock Option Award granted to the Reporting Person by the Issuer on November 30, 2013 (together with the initial Award, the “Brafman Awards”), of which the Reporting Person may be deemed to be the beneficial owner.

CUSIP No. 19249M 102	SCHEDULE 13D

Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Shared Voting Power Dispositive Power	Number of Shares of Common Stock with Sole Dispositive Power		Number of Shares of Common Stock with Shared Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
349,156	(1)	0	349,156	(1)	0	349,156	(1)	22.19%

(1)         Includes 49,156 shares of Common Stock held directly by the Reporting Person.  Also includes 300,000 shares of Common Stock which are currently exercisable or exercisable within 60 days from February 23, 2018 under the Brafman Awards.

(c) Except as set forth in Item 3 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d) Not applicable

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2018

	By:	/s/ Lester R. Brafman
Name: Lester R. Brafman